Ratios of Earnings to Fixed Charges

Exhibit 12.1

($ in thousands)						For the six months ended
	1999	2000	2001	2002	2003	June 30, 2004	June 30, 2003
Net Income(loss) from continuing operations	$(16,649)	$(68,509)	$(472,789)	$(17,681)	$(6,337)	$498	$(4,919)

Plus Fixed charges:
Portion of rents representative of the interest factor	193	312	371	313	366	218	171
Total fixed charges (1)	$193	$312	$371	$313	$366	$218	$171
Adjusted earnings (2)	(16,456)	(68,197)	(472,418)	(17,368)	(5,971)	716	(4,748)
Ratio (2 divided by 1)	—	—	—	—	—	3.28	—

Fixed Charges Deficiency	$16,649	$68,509	$472,789	$17,681	$6,337	$—	$4,919